

Mail Stop 3561

July 28, 2016

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
500C Grand St.
Apartment 3G
New York NY, 10002

      Re: **Zev Ventures, Inc.**
              Amendment No. 7 to Registration Statement on Form S-1
              Filed July 18, 2016
              File No. 333-205271

Dear Mr. Turetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2016 letter.

Certain Relationships and Related Transactions, page 22

1. Regarding the loan that Zev Turetsky made to the company, please disclose the amount outstanding as of the latest practicable date and the amount of principal paid. We note that you have provided disclosure only as of March 31, 2016. Please refer to Item 404(a)(5) of Regulation S-K. We also note that the loan amount disclosed on page 23 is lower than the related party loan amounts found in many parts of the financial statements and notes thereto. Please reconcile these disclosures or tell us why this is not necessary.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: William Eilers
        Eilers Law Group, P.A.